UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pharmaxis Ltd

ABN 75 082 811 630

ASX Half year report – 31 December 2005

Lodged with the ASX under Listing Rule 4.2A

This report is to be read in conjunction with the financial statements for the year ended 30 June 2005 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

1

Pharmaxis Ltd

ABN 75 082 811 630

Reporting period: Half year ended 31st December 2005

(Previous corresponding period: Half year ended 31st December 2004)

Results for announcement to the market

				A$’000
Revenue from ordinary activities	Up	102%	to	1,436
Profit(loss) from ordinary activities after tax	Up	31%	to	(6,565)
Net profit(loss) for the half year attributable to members	Up	31%	to	(6,565)

Dividends

It is not proposed to pay a dividend

Other Appendix 4D information

	31 December 2005	31 December 2004
Net tangible assets per ordinary share	$0.62	$0.29

2

Pharmaxis Ltd

ACN 082 811 630

Half Year Report

31 December 2005

Pharmaxis Ltd

Financial Report – 31 December 2005

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the financial statements for the year ended 30 June 2005 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Pharmaxis Ltd

Directors’ Report

Your directors present their report on the company for the half-year ended 31 December 2005.

Directors

The following persons were directors of the company during the whole of the half-year and up to the date of this report:

Denis Hanley

Brett Charlton

Carrie Hillyard

Charles Kiefel

Malcolm McComas

Alan Robertson

Brigitte Smith

Review of operations

Overview

Major milestones achieved during the first half of fiscal 2006 included:

•	Successful completion of a Phase II clinical trial of Bronchitol in patients with cystic fibrosis.

•	Commencement of a Phase II dose finding clinical trial in patients with cystic fibrosis. The study is designed to determine the optimal dose of Bronchitol, and is being conducted in seven hospitals in Canada.

•	Commencement of a Phase II clinical trial in patients with cystic fibrosis. The study aims to determine the benefits of Bronchitol in children also receiving the market leading treatment, rDNase, is being conducted at two sites in the United Kingdom.

•	Commencement of the United States Aridol Phase III clinical trial in patients with suspected Asthma. The trial is being conducted in 28 sites throughout the United States.

•	Granting of Orphan designation for Bronchitol, for the treatment of cystic fibrosis by the European Medicines Agency.

•	Subsequent to the listing of Pharmaxis on Nasdaq in August 2005 and the successful Phase II cystic fibrosis clinical trial, the Company completed a Global Capital Raising with gross proceeds of approximately A$86.5 million (US$63 million). A total of 39.4 million shares (including 1.3 million American Depository Shares) were issued.

•	Commencement of an Aridol Phase II clinical trial in 140 patients with chronic obstructive pulmonary disease (COPD). The study is being conducted in 12 sites throughout Australia.

Financial Highlights

	31 December 2005	31 December 2004
	$	$
Revenue
Interest	1,436,315	711,043
Other income
Grant income	430,505	490,116

	1,866,820	1,201,159
Expenses
Research and development expenses	(5,646,480)	(4,279,465)
Administration expenses	(2,182,422)	(1,595,759)
Commercial expenses	(602,562)	(319,991)

Net loss	$(6,564,644)	$(4,994,056)

Cash and cash equivalents	$106,433,960	$38,859,769
Net assets	$108,906,159	$40,744,762

Pharmaxis Ltd

Directors’ Report

Grant income:

Grant income derives from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. The decrease in grant income in the half-year ended 31 December 2005 compared to the half-year ended 31 December 2004 is due to a decrease in the level of research expenditure eligible for the grant in the December 2005 half-year.

Interest:

The increase in interest income is attributable to the greater level of funds invested during the first half of fiscal 2006. The company started the current fiscal year with $33.4 million of cash and bank accepted bills of exchange, to which was added approximately $79.5 million in November from a global share placement. By contrast, the company started the 2005 fiscal year with $25.2 million of cash and bank accepted commercial bills to which was added approximately $19.0 million in November and December 2004 from a share placement and share purchase plan.

Research & development expenses:

Research & development expenses increased by approximately $1.4 million in the first half of fiscal 2006 compared to the first half of fiscal 2005. There are four components to the research & development expenses:

1.	The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 7 percent of our total research and development expenditure in the current half-year. The research unit is focused on autoimmune diseases. The level of expenditure in the first half of fiscal 2005 for this research unit has not changed materially from the first half of fiscal 2004.

2.	The preclinical development group located at our Frenchs Forest facility accounted for approximately 16 percent of our total research and development expenditure in the current half-year and increased by approximately 35 percent compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25/64 and PXS2076). Approximately 85 percent of expenditure in the current half-year related to the Aridol and Bronchitol studies. This area of research accounted for approximately 18 percent of the increase in overall research & development expenditure during the current half-year.

3.	The clinical group located at our Frenchs Forest Facility accounted for approximately 45 percent of our total research and development expenditure in the current half-year and increased by approximately 15 percent compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the increased number of active clinical trials in the first half of fiscal 2006. This area of research accounted for approximately 24 percent of the increase in overall research & development expenditure during the current half-year.

4.	Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 28 percent of our total research and development expenditure in the current half-year and increased by approximately 63 percent compared to the prior comparable period, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 45 percent of the increase in overall research & development expenditure during the current half-year.

In addition the Company recognised during the half year a research and development employee benefit expense of $211,769 in relation to options granted to research and development employees. This compares to $33,567 in the prior period. The increase is due to a general grant of options to all employees in August 2005, the first company wide option grant since May 2003.

Administration expenses:

Administration expenses include accounting, administration, office and public company costs. Administration expenses for the current half-year were $2.2 million, an increase of 37 percent over the prior comparable period. The increase in administration expenses is mainly attributable to costs incurred in listing the Company on Nasdaq, and administration costs associated with the growth in the size of the company. Administration expenses for the half year include a $133,090 employee benefit expense in relation to options granted to administration employees. This compares to $59,589 in the prior period.

Pharmaxis Ltd

Directors’ Report

Commercial expenses:

The commercial group is preparing for the launch of Aridol in Australia and Europe. The 88% increase in commercial expenses is directly related to the increased level of activity as the Company approaches the first sales of Aridol. Commercial expenses for the half year include a $58,874 employee benefit expense in relation to options granted to commercial employees. This compares to $nil in the prior period.

Balance Sheet:

The global share placement in November 2005 increased cash funds of the company by approximately $79.5 million after deducting associated expenses. Shares granted on the exercise of employee options contributed $71,310. Together with pre-existing funds the company ended the half year with $106.4 million in cash and bank accepted commercial bills.

Major items of capital expenditure during the period included the installation of a new encapsulator with increased capacity and increased quality controls, and additional laboratory equipment to permit higher QC capacity and the in-sourcing of additional QC procedures.

Shareholders are advised that additional information concerning the company’s progress in the quarter ended 31st December 2005 is contained in the December 2005 Quarterly Report to Shareholders, available on the Pharmaxis website.

Auditors’ independence declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5.

This report is made in accordance with a resolution of the directors.

Alan D Robertson Director

9th February 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor’s Independence Declaration

As lead auditor for the review of Pharmaxis Ltd for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Pharmaxis Ltd during the period.

WHB Seaton

Partner
PricewaterhouseCoopers	9 February 2006

Liability limited by a scheme approved under Professional Standards Legislation

Pharmaxis Ltd

Income Statement

For the half-year ended 31 December 2005

	Notes	Half Year Ended 31 December 2005	Half Year Ended 31 December 2004
		$	$
Revenue from continuing operations
Revenue from sale of goods	2	—	—
Cost of sales		—	—

Gross profit		—	—
Other revenue from continuing operations	2	1,436,315	711,043
Other income – government research grants		430,505	490,116
Other expenses from ordinary activities
Research & development expenses		(5,646,480)	(4,279,465)
Administration expenses		(2,182,422)	(1,595,759)
Commercial expenses		(602,562)	(319,991)

Profit / (loss) before income tax expense		(6,564,644)	(4,994,056)
Income tax expense / (credit)		—	—

Net profit / (loss) for the half year	3	(6,564,644)	(4,994,056)

		Cents	Cents
Earnings per share
Basic and diluted earnings / (loss) per share	9	(4.5)	(4.4)

The above income statement should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Balance Sheet

As at 31 December 2005

	Notes		31 December 2005	30 June 2005
			$	$
Current Assets
Cash and cash equivalents			106,433,960	33,389,423
Other			830,928	702,129

Total Current Assets			107,264,888	34,091,552

Non-Current Assets
Plant and equipment			2,950,382	2,477,491
Intangible assets			1,077,346	1,106,413
Other			582,102	261,981

Total Non-Current Assets			4,609,830	3,845,885

Total Assets			111,874,718	37,937,437

Current Liabilities
Payables			2,801,414	2,286,911
Other liabilities – deferred research grants			103,343	103,343

Total Current Liabilities			2,904,757	2,390,254

Non-Current Liabilities
Provisions			34,287	26,319
Other liabilities – deferred research grants			29,515	53,447

Total Non-Current Liabilities			63,802	79,766

Total Liabilities			2,968,559	2,470,020

Net Assets			108,906,159	35,467,417

Equity
Contributed equity	4	(b)	134,315,874	54,716,220
Reserves	4	(c)	1,801,192	1,397,460
Accumulated losses	4	(d)	(27,210,907)	(20,646,263)

Total Equity			108,906,159	35,467,417

The above balance sheet should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of changes in equity

For the half-year ended 31 December 2005

	Notes	31 December 2005	31 December 2004
		$	$
Total equity at the beginning of the half-year		35,467,417	26,631,060

Fair value of employee share options		403,732	93,156

Net income recognised directly in equity		403,732	93,156
Loss for the half-year		(6,564,644)	(4,994,056)

Total recognised income and expense for the half-year		(6,160,912)	(4,900,900)
Transactions with equity holders in their capacity as equity holders:
Contribution of equity, net of transaction costs	4	79,599,654	19,014,602

Total equity at the end of the half-year		108,906,159	40,744,762

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of cashflows

For the half-year ended 31 December 2005

	Notes		Half Year Ended 31 December 2005	Half Year Ended 31 December 2004
			$	$
Cash Flows from Operating Activities
Research grant receipts from governments			362,290	559,951
Payments to suppliers and employees			(7,377,953)	(6,054,742)
Interest received			1,436,315	711,043
Tax paid			—	—

Net cash flows used in operating activities			(5,579,348)	(4,783,748)

Cash Flows from Investing Activities
Payment for plant and equipment			(959,578)	(560,734)
Payment for patent applications			(16,191)	(27,374)

Net cash flows used in investing activities			(975,769)	(588,108)

Cash Flows from Financing Activities
Issuance of shares	4	(b)	86,554,233	19,827,819
Transaction costs on share issue	4	(b)	(6,954,579)	(813,217)

Net cash flows from financing activities			79,599,654	19,014,602

Net increase in cash and cash equivalents			73,044,537	13,642,746
Cash and cash equivalents at the beginning of the financial year			33,389,423	25,217,023

Cash and cash equivalents at the end of the half-year			$106,433,960	$38,859,769

The above statement of cash flows should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 1 Summary of significant accounting policies

This general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a)	Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

This interim financial report is the first Pharmaxis Ltd interim financial report to be prepared in accordance with AIFRSs. AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial Statements of Pharmaxis Ltd until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Pharmaxis Ltd interim financial report for the half year ended 31 December 2005, management has amended certain accounting methods applied in the previous AGAAP financial statements to comply with AIFRS. The comparative figures were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Company’s equity and its net result are given in note 10.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

(b)	Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 1 Summary of significant accounting policies (cont.)

(c)	Revenue and income recognition

Revenue is recognised for major business activities as follows:

(i) Sales revenue

Revenue is measured at the fair value of the consideration received or receivable, net of any applicable taxes.

(ii) Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

(iii) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(d)	Cash, cash equivalents and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes cash on hand, deposits at call and bank accepted commercial bills, which are short term highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(e)	Receivables

Trade debtors are recognised initially at fair value and subsequently at amortised cost less provision for doubtful debts. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(f)	Research and development costs

Research costs are expensed as incurred. Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense as incurred.

(g)	Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 1 Summary of significant accounting policies (cont.)

(h)	Plant and equipment

Items of plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation of items of plant and equipment is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, ranging from 3 years to 10 years. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal. An asset’s carrying value is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(k)).

Gains and losses on disposal are determined by comparing proceeds with carrying amount. These are included in the income statement.

(i)	Intangible assets

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

(j)	Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

(k)	Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(l)	Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial period and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

(m)	Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as an expense in the periods in which they are incurred.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 1 Summary of significant accounting policies (cont.)

(n)	Employee entitlements

(i) Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Superannuation

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary. Contributions are recognised as an expense as they become payable.

(iii) Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(o)	Share-based payments

Share-based compensation benefits are provided to employees via the Pharmaxis Employee Option Plan. The fair value of options granted under the option plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, performance targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options remains in the reserve account.

(p)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 1 Summary of significant accounting policies (cont.)

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted. The relevant tax rate is applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(q)	Contributed equity

Ordinary shares are classified as equity and are recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognised directly in equity, as a reduction, net of tax, of the share proceeds received.

(r)	Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the half-year. Dilutive earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the dilutive earnings per share calculation.

Note 2 Operating revenue

	31 December 2005	31 December 2004
	$	$
Sales revenue	—	—
Interest received	1,436,315	711,043

	1,436,315	711,043

Note 3 Profit/loss for the half year

	31 December 2005	31 December 2004
	$	$
Loss before income tax for the half year includes the following items:
Expenditure
Depreciation of plant and equipment	486,687	229,988
Amortisation of intangible assets	45,257	44,840
Rental expense of operating leases	166,612	163,731

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 4 Contributed equity

				31 December 2005	30 June 2005
				$	$
(a)	Contributed equity
	174,453,592 ordinary shares (30 June 2005: 134,770,092)	(b	)	134,315,874	54,716,220

During the half-year period the company raised $86.5 million from a global capital raising at a price of $2.20 per share, as a result of which the company issued 39.4 million shares. The capital raising consisted of a public offering in the United States (Nasdaq) in which 19.5 million shares were issued to institutional investors in the form of American Depository Shares, and a private placement of 19.9 million shares to Australian and other non US institutional, sophisticated and professional investors. The company also issued 283,500 shares during the period due to the exercise of previously granted options under the Pharmaxis Employee Option Plan.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

		2005	2005
		Number of shares	$
(b)	Movements in ordinary shares
	Opening balance at 1 July 2005	134,770,092	54,716,220
	Shares issued – Australian placement at $2.20	19,900,000	43,780,000
	Shares issued – US public offering at $2.20	19,500,000	42,702,923
	Shares issued – exercise of employee options	283,500	71,310
	Transaction costs on share issues	—	(6,954,579)

	Ordinary shares at the end of the half-year	174,453,592	134,315,874

(c)	Movements in reserves
	Options reserve at the beginning of the financial year		1,397,460
	Option expense on vesting		403,732

	Options reserve at the end of the half-year		1,801,192

(d)	Accumulated losses
	Accumulated losses at the beginning of the financial year		(20,646,263)
	Net profit / (loss)		(6,564,644)

	Accumulated losses at the end of the half-year		(27,210,907)

Note 5 Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 6 Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)	upon termination of a grant due to breach of agreement or insolvency.

The company continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 31 December 2005 was $4,557,134.

The company has been awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”). The Government may require the company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)	the Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the company or insolvency.

The total amount received under the P3 Program at 31 December 2005 was $55,481 which has been booked as deferred government research grants.

The company’s bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 7 Commitments for expenditure

	2005	2004
	$	$
Capital commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	92,032	423,241

Note 8 Subsequent events

There are no matter or circumstance that have arisen since 31 December 2005 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial periods, or

(b)	the results of those operations in future financial periods, or

(c)	the company’s state of affairs in future financial periods.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 9 Earnings per share

	2005	2004
	Cents	Cents
Basic and diluted earnings / (loss) per share	(4.5)	(4.4)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

	2005	2004
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	145,644,489	113,102,841

Information concerning the classification of securities Options

Options granted to employees under the Pharmaxis Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 10 Explanation of transition to Australian equivalents to IFRSs

(1)	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a)	At the date of transition to AIFRS: 1 July 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Current Assets
Cash and cash equivalents	4(c)	1,117,532	24,099,491	25,217,023
Other financial assets – bank accepted commercial bills	4(c)	24,099,491	(24,099,491)	—
Other		148,193	—	148,193

Total Current Assets		25,365,216	—	25,365,216

Non-Current Assets
Plant and equipment		1,473,888	—	1,473,888
Intangible assets		1,161,909	—	1,161,909
Other – security deposits		260,007	—	260,007

Total Non-Current Assets		2,895,804	—	2,895,804

Total Assets		28,261,020	—	28,261,020

Current Liabilities
Payables		1,447,810	—	1,447,810
Other liabilities – deferred research grants	4(b)	23,223	47,862	71,085

Total Current Liabilities		1,471,033	47,862	1,518,895

Non-Current Liabilities
Provisions		9,756	—	9,756
Other liabilities – deferred research grants	4(b)	—	101,309	101,309

Total Non-Current Liabilities		9,756	101,309	111,065

Total Liabilities		1,480,789	149,171	1,629,960

Net Assets		26,780,231	(149,171)	26,631,060

Shareholders’ Equity
Contributed equity		35,695,368	—	35,695,368
Reserves	4(a)	—	1,136,941	1,136,941
Accumulated losses	4(a)(b)	(8,915,137)	(1,286,112)	(10,201,249)

Total Equity		26,780,231	(149,171)	26,631,060

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 10 Explanation of transition to Australian equivalents to IFRSs

(b)	At the end of the last half-year reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Current Assets
Cash and cash equivalents	4(c)	1,205,803	37,653,966	38,859,769
Other financial assets – bank accepted commercial bills	4(c)	37,653,966	(37,653,966)	—
Other		439,138	—	439,138

Total Current Assets		39,298,907	—	39,298,907

Non-Current Assets
Plant and equipment		1,804,633	—	1,804,633
Intangible assets		1,144,443	—	1,144,443
Other – security deposits		254,712	—	254,712

Total Non-Current Assets		3,203,788	—	3,203,788

Total Assets		42,502,695	—	42,502,695

Current Liabilities
Payables		1,501,283	—	1,501,283
Other liabilities – deferred research grants	4(b)	116,989	47,862	164,851

Total Current Liabilities		1,618,272	47,862	1,666,134

Non-Current Liabilities
Provisions		14,421	—	14,421
Other liabilities – deferred research grants	4(b)	—	77,378	77,378

Total Non-Current Liabilities		14,421	77,378	91,799

Total Liabilities		1,632,693	125,240	1,757,933

Net Assets		40,870,002	(125,240)	40,744,762

Equity
Contributed equity	4(a)	54,709,970	—	54,709,970
Reserves	4(a)	—	1,230,097	1,230,097
Accumulated losses	4(a)(b)	(13,839,968)	(1,355,337)	(15,195,305)

Total Equity		40,870,002	(125,240)	40,744,762

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 10 Explanation of transition to Australian equivalents to IFRSs

(c)	At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Current Assets
Cash and cash equivalents	4(c)	934,778	32,454,645	33,389,423
Other financial assets – bank accepted commercial bills	4(c)	32,454,645	(32,454,645)	—
Other		702,129	—	702,129

Total Current Assets		34,091,552	—	34,091,552

Non-Current Assets
Plant and equipment		2,477,491	—	2,477,491
Intangible assets		1,106,413	—	1,106,413
Other – security deposits		261,981	—	261,981

Total Non-Current Assets		3,845,885	—	3,845,885

Total Assets		37,937,437	—	37,937,437

Current Liabilities
Payables		2,286,911	—	2,286,911
Other liabilities – deferred research grants	4(b)	55,481	47,862	103,343

Total Current Liabilities		2,342,392	47,862	2,390,254

Non-Current Liabilities
Provisions		26,319	—	26,319
Other liabilities – deferred research grants	4(b)	—	53,447	53,447

Total Non-Current Liabilities		26,319	53,447	79,766

Total Liabilities		2,368,711	101,309	2,470,020

Net Assets		35,568,726	(101,309)	35,467,417

Equity
Contributed equity	4(a)	54,716,220	—	54,716,220
Reserves	4(a)	—	1,397,460	1,397,460
Accumulated losses	4(a)(b)	(19,147,494)	(1,498,769)	(20,646,263)

Total Equity		35,568,726	(101,309)	35,467,417

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 10 Explanation of transition to Australian equivalents to IFRSs

(2)	Reconciliation of loss under previous AGAAP to loss under Australian equivalents to IFRSs (AIFRS)

(a)	Reconciliation of loss for the half-year ended 31 December 2004

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Revenue from sale of goods		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—
Other revenue		711,043	—	711,043
Other income	4(b)	466,185	23,931	490,116
Other expenses from ordinary activities
Research & development expenses	4(a)	(4,245,898)	(33,567)	(4,279,465)
Administration expenses	4(a)	(1,536,170)	(59,589)	(1,595,759)
Commercial expenses	4(a)	(319,991)	—	(319,991)

Profit / (loss) before related income tax expense		(4,924,831)	(69,225)	(4,994,056)
Income tax expense / (credit)		—	—	—

Net profit / (loss)		(4,924,831)	(69,225)	(4,994,056)

(b)	Reconciliation of loss for the year ended 30 June 2005

	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS
Revenue from sale of goods		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—
Other revenue		1,701,878	—	1,701,878
Other income	4(b)	1,172,262	47,862	1,220,124
Other expenses from ordinary activities
Research & development expenses	4(a)	(9,154,524)	(115,064)	(9,269,588)
Administration expenses	4(a)	(3,104,882)	(29,259)	(3,134,141)
Commercial expenses	4(a)	(847,091)	(116,195)	(963,286)

Profit / (loss) before related income tax expense		(10,232,357)	(212,656)	(10,445,013)
Income tax expense / (credit)		—	—	—

Net profit / (loss)		(10,232,357)	(212,656)	(10,445,013)

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 10 Explanation of transition to Australian equivalents to IFRSs

(3)	Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRSs has not resulted in any material adjustments to the cash flow statement.

(4)	Notes to the reconciliations

(a)	Share-based payments

Under AASB 2 Share-based Payment from 1 July 2004 the Company is required to recognise an expense for those options that were issued to employees under the Pharmaxis Ltd Option Plan. The company has elected not to apply the exemption in relation to share options granted prior to 7th November 2002 and has recorded the appropriate expense for all options. The effect of this is:

(i)	At 1 July 2004

There has been a decrease in retained earnings of $1,136,941 and a corresponding increase in reserves.

(ii)	At 31 December 2004

There has been a decrease in retained earnings of $1,230,097 and a corresponding increase in reserves.

(iii)	At 30 June 2005

There has been a decrease in retained earnings of $1,397,460 and a corresponding increase in reserves.

(iv)	For the half-year ended 31 December 2004

There has been an increase in employee benefits expense of $93,156.

(v)	For the year ended 30 June 2005

There has been an increase in employee benefits expense of $260,518.

(b)	Government grants

Under AIFRS, government grants for plant and equipment are recognised as deferred income and amortised into other income over the life of the related plant and equipment. The effect of this is:

(vi)	At 1 July 2004

There has been an increase in net deferred research grants of $149,171 and a corresponding decrease in retained earnings.

(vii)	At 31 December 2004

There has been an increase in net deferred research grants of $125,240 and a corresponding decrease in retained earnings.

(viii)	At 30 June 2005

There has been an increase in net deferred research grants of $101,309 and a corresponding decrease in retained earnings.

(ix)	For the half-year ended 31 December 2004

There has been an increase in other revenue of $23,931.

Pharmaxis Ltd

Notes to and forming part of the financial statements

For the half-year ended 31 December 2005

Note 10 Explanation of transition to Australian equivalents to IFRSs

(x)	For the year ended 30 June 2005

There has been an increase in other revenue of $47,862.

(c)	Cash and cash equivalents

Under AIFRS, bank accepted commercial bills are classified as cash and cash equivalents. The effect of this is:

(xi)	At 1 July 2004

There has been an increase in cash and cash equivalents of $24,099,491 and a corresponding decrease in other financial assets.

(xii)	At 31 December 2004

There has been an increase in cash and cash equivalents of $37,653,966 and a corresponding decrease in other financial assets.

(xiii)	At 30 June 2005

There has been an increase in cash and cash equivalents of $32,454,645 and a corresponding decrease in other financial assets.

Pharmaxis Ltd

Directors’ declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 6 to 23 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the company’s financial position as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the six months ended on that date; and

b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Alan D Robertson Director

Sydney 9th February 2006

PricewaterhouseCoopers ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

Independent review report to the members of Pharmaxis Ltd

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Pharmaxis Ltd (the Company) for the half-year ended 31 December 2005 included on Pharmaxis’ web site. The Company’s directors are responsible for the integrity of the Company’s web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Pharmaxis Ltd:

•	does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Pharmaxis Ltd as at 31 December 2005 and of its performance for the half-year ended on that date, and

•	is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Liability limited by a scheme approved under Professional Standards Legislation

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors’ declaration for Pharmaxis Ltd, for the half-year ended 31 December 2005.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel and

•	analytical procedures applied to financial data.

When this review report is included in a document containing the directors’ report, our procedures include reading the director’s report included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

WHB Seaton	Sydney
Partner	9 February 2006

Liability limited by a scheme approved under Professional Standards Legislation

Quarterly Report to Shareholders No 9

pharmaxis

October—December 2005

Pharmaxis Ltd
ABN 75 082 811 630

[DIAGRAM]

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10 February 2006

“New treatments for respiratory and autoimmune disease”

Overview

We are a specialty pharmaceutical business with activities spanning product research & development through to manufacture, sales and marketing.

Our therapeutic interests include diseases of the lung - such as cystic fibrosis, asthma, bronchiectasis and chronic obstructive pulmonary disease and diseases of the immune system such as multiple sclerosis and rheumatoid arthritis.

Aridol is the furthest advanced product for the management of both asthma and chronic obstructive pulmonary disease and behind Aridol, Bronchitol is being developed as a new treatment for cystic fibrosis and chronic obstructive pulmonary diseases.

“Three new trials commence enrolment”

Quarter Highlights

•        Bronchitol European cystic fibrosis trial enrolled first patients

•        Bronchitol cystic fibrosis dosing study enrolled first patients

•        US Phase III Aridol trial enrolled first patients

•        European Orphan Drug designation granted to Bronchitol for cystic fibrosis

•        Completion of a global capital raising totaling $87 million

•        Annual General Meeting in November 2005

Anticipated Forthcoming Events

	• 1st Aridol approval for asthma management	1H 2006

	• Market launch of Aridol	1H 2006

	• Completion of Aridol COPD management study	2H 2006

“Anticipating first product launch”	• Completion of Bronchitol cystic fibrosis dosing study	2H 2006

	• Initiation of Bronchitol bronchiectasis Phase III study	1H 2006

	• Initiation of Bronchitol cystic fibrosis Phase III study	2H 2006

	• Initiation of Bronchitol chronic bronchitis Phase II study	2H 2006

Current Activities — Clinical and Regulatory

“Two CF trials begin enrolling patients”

Bronchitol for cystic fibrosis

Bronchitol is delivered as a dry powder in a convenient, hand-held device for inhalation into the lungs. Patients with cystic fibrosis have a depleted layer of fluid that surrounds the lung surface and this causes a weakening of lung defence and a breakdown in normal lung clearance. Bronchitol is designed to rehydrate the fluid layer surrounding the lungs, to improve mucus clearance and thus restore lung function. This quarter, two Bronchitol CF trials enrolled their first patients.

•        In November, CF-202, our Canadian dose-ranging study enrolled its first patient. This study is designed to compare the clinical effects of different doses of Bronchitol in the same patient, with the aim of determining the most effective dose for future use.

• In December, CF-203, a trial comparing Bronchitol with existing treatments began in the UK. Pulmozyme is the most commonly prescribed drug to improve mucus clearance in cystic fibrosis. We aim to

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10 February 2006

determine how Bronchitol works with, and in comparison to, Pulmozyme. The trial is being conducted in children who might benefit most from improved lung function.

“European Orphan Drug for Bronchitol ”

•        During the quarter, Bronchitol also received Orphan Drug status from the European Medicines Agency (EMEA). Orphan designation is granted to products intended for the diagnosis, prevention and treatment of diseases affecting not more than 5 in 10,000 people in the European Community. It entitles Pharmaxis to a range of incentives including a 10-year period of market exclusivity, protocol assistance to optimise drug development in the designated indication, reduction in registration fees and eligibility for grants and incentives supporting research and development.

Bronchitol for bronchiectasis

“Bronchiectasis trial awaits first patient”	The planning and set up for the multinational Phase III study is now complete and most ethics and regulatory approvals have been granted. The study, being run in Australia, New Zealand and the UK, will record symptom details over a three month treatment period. We aim to show an improvement in quality of life, the ability to exercise and sleep, and the lung function of patients receiving Bronchitol.

Bronchitol development worldwide

Aridol for asthma

Aridol is an inhalable dry powder that is designed to identify patients with active airway inflammation such as occurs in asthma, provide information on the severity of their disease and the effectiveness of their current treatment. Marketing applications have been submitted in Europe and in Australia.

“US asthma trial enrols first patient ”

•        A US-based trial, A-305, is required for Aridol registration in the US. This trial enrolled its first patient in December and we anticipate trial recruitment to be completed by mid 2006. Following completion of the trial we intend to lodge the US marketing application with the FDA.

Aridol for chronic obstructive pulmonary disease

In addition to its utility in detecting airway inflammation in patients suspected of having asthma, Aridol can also be used in patients with COPD

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10 February 2006

suspected of having airway inflammation. This subset comprises approximately 20-25% of the approximately 30 million patients with COPD in the western world, and are the group most likely to have a positive treatment response to inhaled anti-inflammatory drugs. Currently there is no effective method to determine this subgroup of patients.

“Expanding the utility of Aridol”

•        The first patient in our Australian-based trial, COPD-201, was enrolled in September. The trial is required to document and confirm a formal link between lung inflammation as detected by an Aridol test, and a positive response to inhaled corticosteroids in patients with COPD. A much smaller investigator-led trial indicated that this was the case, and we anticipate the larger numbers of patients in the COPD-201 trial will confirm those earlier findings. Trial closure is expected mid 2006.

Current Activities – Research

Our research laboratories are located in Canberra where we are actively researching the mechanisms of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis.

PXS64 is under development as a new treatment for multiple sclerosis.

PXS2076 is being investigated as a possible treatment for rheumatoid arthritis.

Current Activities — Marketing

We expect the first markets to register Aridol for commercial sale to be Australia and Sweden. Launch preparations for Aridol in both markets are now underway and are likely to follow a similar path. We will:

“Marketing preparations for Aridol”	Build a marketing and sales force. In Australia, Pharmaxis will market Aridol directly. We have recruited a National Sales and Marketing manager and a sales team will be recruited and trained shortly before product launch. In Sweden we have recently announced the signing of Nigaard Pharma as our marketing partner. They too have hired a sales and marketing manager for Aridol and will build a dedicated Sales team in the months ahead. Market research to complete our understanding of market needs in diagnosis and management of Asthma is currently being completed in both Australia and Europe. We can then:

Prepare promotional materials / pricing for the Sales teams to use in meetings with clinicians. Our European partners will use similar materials to ensure Aridol becomes a global brand with consistent promotional claims and brand image.

Introduce Aridol to the market in several distinct steps:

The main group of people performing bronchial challenge tests are respiratory lab staff. They must understand Aridol’s unique features before the clinicians can refer their first patients. Thus in the first 3 months after registration, Respiratory Laboratories will be our target for training in both performance and interpretation of the test.

Respiratory specialists refer the patients to laboratories for testing and in some markets undertake the tests themselves. We will approach Respiratory specialists and present the clinical data supporting Aridol and outline the kind of patients who will benefit from Aridol.

For Aridol to be used within a hospital it must be included in the hospital’s formulary. Hospital listing is a rigorously controlled process for products used within their facilities. Usually, a ‘Formulary Committee’ reviews requests from clinicians and health economic data before approving the purchase of new products. The Hospital Formulary submission document is in preparation.

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10 February 2006

“Expanding the marketing effort”	A Primary Care Physicians education program will begin about 9 months after registration. In some markets primary care (PC) physicians are a major source of patient referrals to respiratory laboratories. At present, very few PC physicians undertake the testing themselves so an additional program to promote Aridol to those interested will be necessary to realize Aridol’s full potential.

This first wave of promotion will focus on how Aridol can benefit physicians wishing to accurately diagnose and assess asthma in their patients. We will utilize promotional media such as sales representatives, advertising and congresses to communicate Aridol’s main features and its benefits to our customers. As new data from our clinical trials becomes available, we will repeat the cycle and expand the market to include Aridol’s use in managing asthma and identifying COPD patients who respond to steroids.

Publications/Presentations

Over 40 scientific articles have been published on the technology. Articles that have been published this quarter include:

“Aridol Phase III study results published”

1.      The safety and efficacy of inhaled dry powder mannitol as a bronchial provocation test for airway hyperresponsiveness: a phase 3 comparison study with hypertonic (4.5%) saline. JD Brannan, SD Anderson, CP Perry, R Freed-Martens, AR Lassig, B Charlton and The Aridol Study Group. Respiratory Research, 2005,6: 144 doi:10.1186/1465-9921-6-144

Intellectual Property

There have been no changes to the patent portfolio during this quarter.

		USA	Europe	Australia	ROW
	Patent Family 1 – Aridol and Bronchitol	G	P	G	P/G

	Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs	G	G	G	G

“No changes to patent portfolio”	Patent Family 3 – Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity	G	n/a	G	n/a

	Patent Family 4 – Novel compounds and methods	G	P	P	G/P

	Patent Family 5 – Novel pyrans and methods (PXS25)	PCT	PCT	PCT	PCT

	Patent Family 6 – Novel cannabinoid agonists (PXS2030)	PCT	PCT	PCT	PCT

*G = granted; P = pending; prov = provisional; PCT = Patent Cooperation Treaty; ROW denotes rest of the world including Japan

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Financial Summary

As a result of Pharmaxis listing on Nasdaq in August 2005 our financial statements are presented in both Australian and US Generally Accepted Accounting Principles (GAAP). The major differences between the two GAAPs, apart from presentation format and line item descriptions are:

• In the US GAAP Statement of Operations we offset research grants against research expenditure,

• In the US GAAP Statement of Operations we separately report the amortization of intangibles from research expenditure. This is included in research expenditure as reported under Australian GAAP.

In the US GAAP Balance Sheet, research grants received in relation to plant & equipment is netted against the cost of the plant and equipment. Under Australian GAAP the grant is deferred as a liability and amortized over the life of the plant and equipment.

Australian GAAP financial statements are prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS). Details of our adoption of AIFRS are outlined in the Half Year Report lodged with the ASX and also available on the Pharmaxis website.

The US public offering and Australian placement in November 2005 raised $79.5 million and consequently Pharmaxis finished the quarter with $106 million in cash and cash equivalents.

Research and development expenses for the three months ended 31 December 2005 were over 65% above the level of expenditure in the prior comparable quarter and over 25% above the level of expenditure in the three months ended 30 September 2005. Our clinical trial programs are consistently the largest component of our research, and this quarter also accounted for approximately half of the increase in expenditure. We commenced the dosing phase of three clinical trials during the quarter - Aridol Phase III for asthma (USA), Bronchitol for cystic fibrosis Phase II dosing study (Canada) and Bronchitol for cystic fibrosis Phase II comparator study (UK). The Aridol for COPD Phase III trial in Australia continues recruiting. Preparation for Bronchitol Phase III clinical trials in cystic fibrosis and bronchiectasis also continues. Manufacturing work associated with stability studies for product registration and pre-clinical toxicology studies on Aridol and Bronchitol accounted for the remainder of the increased expenditure.

Commercial expenses for the quarter have increased as the Company continues its preparation for the commercial launch of Aridol in Australia and Europe. Administration expenses for the quarter have increased as a result of costs associated with hiring new employees, an increased level of investor relation activity, and the increase in the size of the Company - we now employ fifty staff.

Investing activities for the quarter included the installation of a new encapsulator and laboratory equipment to increase QC capacity.

Alan D Robertson Chief Executive Officer

Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting Jane Sugden, Investor Relations.

Jane Sugden	Pharmaxis Ltd
Investor Relations and Communications	ABN 75 082 811 630
jane.sugden@pharmaxis.com.au	2/10 Rodborough Road
Telephone: 02 9454 7230	Frenchs Forest, NSW

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10 February 2006

Australian Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Income Statement

	Three months ended		Half year ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
Revenue
Interest	997	390	1,436	711
Other income
Grant income	72	155	430	490
Other	—	—	—	—

	1,069	545	1,866	1,201
Expenses
Research & development	(3,113)	(1,886)	(5,646)	(4,279)
Commercial	(397)	(120)	(603)	(320)
Administration	(1,217)	(663)	(2,182)	(1,596)

Total expenses	(4,727)	(2,669)	(8,431)	(6,195)

Net loss before and after tax	(3,658)	(2,124)	(6,565)	(4,994)

Basic and diluted earnings (loss) per share	(0.023)	(0.018)	(0.045)	(0.044)
Depreciation & amortisation	307	137	532	274
Expense arising from employee option plan	247	47	403	94

Balance Sheet Data

	As at
	31-Dec-05	30-Jun-05
Cash and cash equivalents	106,434	33,389
Plant & equipment	2,950	2,477
Intangible assets	1,077	1,106
Total assets	111,875	37,937
Total liabilities	2,969	2,470
Total shareholders’ equity	108,906	35,467

Cash Flow Data

	Three months ended		Half year ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
Net cash flows from operating activities	(2,596)	(2,740)	(5,579)	(4,784)
Net cash flows from investing activities	(562)	(313)	(976)	(588)
Net cash flows from financing activities	79,552	18,981	79,600	19,015

Net increase (decrease) in cash held	76,394	15,928	73,045	13,643

Share Data

	As at
	31-Dec-05	30-Jun-05
Ordinary shares on issue	174,454	134,770
Equivalent ADSs on issue	11,630	8,985
Options over ordinary shares outstanding	11,720	10,914

US Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Statement of Operations

	Three months ended		Six months ended
	Dec-31-05	Dec-31-04	Dec-31-05	Dec-31-04
Revenue
Operating expenses	—	—	—	—
Research & development	2,904	1,692	4,965	3,711
Commercial	362	120	538	320
General and administrative	1,119	633	2,049	1,535
Amortization of intangible assets	23	22	46	45
Fair value of stock options issued to employees
Research & development (Options)	120	17	212	34
Commercial (Options)	29	—	58	—
General and administrative (Options)	98	30	133	60

Total operating expenses	4,655	2,514	8,001	5,705

Loss from operations	(4,655)	(2,514)	(8,001)	(5,705)
Interest and other income	997	390	1,436	711

Net loss	(3,658)	(2,124)	(6,565)	(4,994)

Basic and diluted net loss per ADS	(0.023)	(0.018)	(0.045)	(0.044)
Depreciation & amortisation	295	125	508	251

Balance Sheet Data

	As of
	Dec-31-05	Jun-30-05
Cash and cash equivalents	106,434	33,268
Plant & equipment	2,873	2,376
Intangible assets	1,077	1,106
Total assets	111,797	37,836
Total liabilities	2,891	2,369
Total shareholders’ equity	108,906	35,467

Cash Flow Data

	Three months ended		Six months ended
	Dec-31-05	Dec-31-04	Dec-31-05	Dec-31-04
Net cash used in operating activities	(2,596)	(2,772)	(5,458)	(4,780)
Net cash used in investing activities	(562)	(313)	(976)	(588)
Net cash provided by financing activities	79,552	18,981	79,600	19,015

Net increase in cash and cash equivalents	76,394	15,896	73,166	13,647

8

ASX/NASDAQ Media release	13 February 2006

ARIDOL RECOMMENDED FOR MARKET AUTHORISATION BY ADEC

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that the Australian Drug Evaluation Committee (ADEC) has recommended to the Therapeutic Goods Administration (TGA) that its first product, Aridol™, be registered for sale in Australia.

Alan Robertson, Pharmaxis chief executive officer said: ‘The positive opinion on Aridol from ADEC is great news for people living with asthma. Aridol will soon be available to physicians and respiratory labs treating patients with asthma and it holds out the prospect for better disease outcomes. The concept that has become Aridol was originally conceived by scientists at a Sydney hospital and today’s decision represents over ten years of investment by very many people. We look forward to the next phase in the development of Aridol’.

Aridol is designed to identify patients with active airway inflammation such as occurs in asthma, provide information on the severity of their disease, and help monitor the effectiveness of their current treatment. Currently there is no registered, objective test in Australia to confirm the presence or absence of lung inflammation. Asthma is a widespread and chronic condition which has a major impact on public health. In Australia, about 2 million people (10 percent) have clinical symptoms of asthma and worldwide, over 52 million people are affected.

ADEC is appointed by the Federal Minister for Health and Ageing to advise on the suitability of drugs for marketing in Australia. The committee includes eminent physicians, pharmacologists, toxicologists and pharmacists and provides independent, scientific advice on new drugs to the TGA. Its review and subsequent recommendation follows the TGA evaluation of clinical, pharmacological quality and safety data submitted in January 2005, and later consultation with Pharmaxis.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The lung function test, Aridol, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol manufactured into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale. The smaller the dose required to cause contraction, the more severe the patient’s asthma. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure the severity of a patient’s asthma allowing better control of the disease.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	February 28, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer